Exhibit (21)

SUBSIDIARIES OF THE CORPORATION
As of January 1, 2005

Name	State or other jurisdiction of organization
IDSC Holdings LLC	Wisconsin
Mitchell Repair Information Company, LLC	Delaware
SB Tools S.a.r.l	Luxembourg
Snap-on Global Holdings, Inc.	Delaware
Snap-on Holdings AB	Sweden
Snap-on Tools Company LLC	Delaware
Snap-on Tools International, Ltd.	Delaware